Exhibit 99.1
Flamel Technologies Announces Second Quarter Results
Lyon, France, July 27, 2005 – Flamel Technologies (NASDAQ: FLML) today announced its financial results for the second quarter of 2005.
For the second quarter, Flamel reported total revenues of $6.1 million, compared to $9.0 million in the second quarter of 2004. Expenses increased to $16.1 million in the second quarter of 2005, from $11.1 million in the second quarter of 2004, largely as a result of increased research and development and clinical studies.
Net loss in the second quarter of 2005 was $(9.2) million, compared to a net loss of $(1.9) million in the second quarter of last year. Net loss per share (basic) for the second quarter of 2005 was ($0.41), compared to a net loss per share (basic) in the year-ago period of ($0.09). Year-ago figures have been restated to reflect the change in accounting method regarding recognition of interest income.
Cash and marketable securities at the end of the second quarter totaled $102.7 million, versus $100.9 million at the end of the second quarter a year ago.
Flamel’s 2005 second quarter revenues included license and research revenues of $5.4 million. License and research revenues in the second quarter of 2004 totaled $7.5 million. Revenues from product sales and services during the quarter decreased to $0.5 million, compared to $1.2 million in the second quarter of 2004, consistent with the Company’s plan to de-emphasize toll manufacturing. Other revenues were $0.2 million during the period versus $0.3 million in the year-ago period.
Costs and expenses of Flamel’s research and development increased to $12.6 million, from $8.0 million in the year-ago quarter, largely as a result of increased clinical and preclinical study work related to projects developed internally and the addition of new employees. Cost of goods and services sold remained approximately flat at $0.9 million. SG&A increased to $2.6 million from $2.2 million.
For the first half of 2005, Flamel reported total revenues of $14.2 million, compared to $23.3 million in the first half of 2004. Expenses increased to $31.7 million, from $21.6 million in the first half of 2004, largely as a result of additional research and development personnel and clinical studies on internal projects.
Net loss in the first half of 2005 was $(9.0) million, compared to net income of $2.0 million in the first half of last year. Net loss per share (basic) for the first half of 2005 was ($0.40), compared to net income per share (basic) in the year-ago period of $0.09. Diluted earnings per share in the first half of 2004 were $0.08.
Flamel’s license and research revenues during the first six months of 2005 were $12.8 million, versus $20.8 million in the year-ago period. Revenues from product sales and services during the first six months decreased to $0.9 million, compared to $2.1 million in the first half of 2004. Other revenues were $0.5 million during the period, as compared to $0.4 million in 2004. Costs and expenses of Flamel’s research and development increased to $26.0 million, from $15.9 million in the first half of 2004. This increase was largely due to the Company’s work on internal projects and its retention of additional personnel. Cost of goods and services sold declined to $1.2 million, compared to $1.7 million a year ago. SG&A increased to $4.5 million from $4.0 million in the year-ago period.
“The results of the second quarter reflect the investments we have made to develop a number of products through initial proof of concept or Phase I trial,” said Stephen H. Willard, chief executive officer of Flamel Technologies. “We have made significant progress on our Interferon alpha trial and are moving forward with Interleukin-2. Basulin is attracting interest from large pharmaceutical partners, while our Micropump products include Genvir, augmentin, our new “Trigger Lock” system, and a variety of other products in development. We also have made excellent progress in our work on the new facility to be used for our partnership with GlaxoSmithKline.”
Mr. Willard continued: “While we are financially a very strong company, with more than $100 million in cash and very little debt, we must grow revenues, while carefully controlling expenses. Our primary focus in the coming months will be to seek new partnerships for the formulations we have developed to date, as well as to try to engage large pharmaceutical companies in partnerships for new molecules. We have a new board of directors, technologies which can create real value for our partners, and a strong team. We are completely focused on working to get formulations of our products onto the market and I believe we have a remarkable opportunity with the Flamel technologies to make that happen.”

A conference call to discuss earnings is scheduled for 8:30 AM EDT July 28, 2005. The dial-in number (for investors in the U.S. and Canada) is 1-800-374-1498; the conference ID number is 8024635. International investors are invited to dial 1-706-634-7261.
Flamel Technologies, S.A. is a biopharmaceutical company principally engaged in the development of two unique polymer-based delivery technologies for medical applications. Micropump® is a controlled release and taste-masking technology for the oral administration of small molecule drugs. Flamel’s Medusa® technology is designed to deliver controlled-release formulations of therapeutic proteins.
This document contains a number of matters, particularly as related to the status of various research projects and technology platforms, that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The presentation reflects the current view of management with respect to future events and is subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements. These risks include risks that products in the development stage may not achieve scientific objectives or milestones or meet 0stringent regulatory requirements, uncertainties regarding market acceptance of products in development, the impact of competitive products and pricing, and the risks associated with Flamel’s reliance on outside parties and key strategic alliances. These and other risks are described more fully in Flamel’s Annual Report on the Securities and Exchange Commission Form 20-F for the year ended December 31, 2004.
Contact:
Flamel Technologies
Stephen H. Willard,
France: 33-4-72-78-34-34
United States: 202-862-8400
Fax: 33-4-72-78-34-35
Willard@flamel.com
or
Charles Marlio,
France: 011-33-4-72-78-34-34
United States: 401-480-9729
Fax: 33-4-72-78-34-35
Marlio@flamel.com

FLAMEL TECHNOLOGIES S.A.
CONSOLIDATED STATEMENT OF OPERATIONS
(Amounts in thousands of dollars except per share data)

	Three months ended June 30,		Six months ended June 30,
	2004		2004
		2005		2005
	(restated)*		(restated)*
Revenues
Licence and research revenue	7,537	5,354	20,838	12,803
Product sales and services	1,169	542	2,118	950
Other revenue	285	248	388	496
Total revenues	8,991	6,144	23,344	14,249

Costs and expenses
Cost of goods and services sold	(837)	(905)	(1,715)	(1,242)
Research and development	(8,019)	(12,587)	(15891)	(26,042)
Selling, general and administrative	(2,179)	(2,568)	(4,039)	(4,462)
Total costs and expenses	(11,076)	(16,060)	(21,645)	(31,746)

Profit/(Loss) from operations	(2,085)	(9,916)	1,699	(17,497)

Interest income net	89	469	200	2,779
Foreign exchange gain/(loss)	31	23	18	405
Other income (loss)	24	99	81	5,366
Income (loss) before income taxes	(1,941)	(9,325)	1,998	(8,947)

Income tax (expenses)	0	95	(23)	(98)
Net income (loss)	($1,941)	($9,230)	$1,975	($9,045)

Earnings (loss) per share
Basic Earnings/(loss) per ordinary share	($0.09)	($0.41)	$0.09	($0.40)
Diluted Earnings/(loss) per ordinary share	($0.09)	($0.41)	$0.08	($0.40)
Weighted average number of ordinary shares outstanding (in thousands)
Basic	21,415	22,351	21,415	22,351
Diluted	21,415	22,351	21,415	22,351
*	2004 Restatement relates to unrealized gains for marketable securities held by the Company and recorded in other comprehensive income instead of earnings.